SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 21, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

Results of the 32nd Annual General Meeting of Shareholders

1. Approval of Financial Statements (Unit: KRW Million, except for earnings per share)
The 32nd Fiscal Year (Fiscal Year ended December 31, 2013)
Consolidated	- Total Assets	34,846,533	- Revenues	23,810,599
	- Total liabilities	21,981,623	- Operating income	839,343
	- Capital stock	1,564,499	- Net income	-60,251
	- Total Stockholders’ Equity	12,864,910	Basic earnings per share (KRW)	—
kt separate	- Total Assets	25,693,894	- Revenues	17,937,079
	- Total liabilities	14,649,837	- Operating income	309,950
	- Capital stock	1,564,499	- Net income	-392,311
	- Total Stockholders’ Equity	11,044,057	Basic earnings per share (KRW)	—
Audit Opinion		Consolidated	Unqualified
		kt separate	Unqualified
2. Resolution of Dividends
Type of dividend				Cash Dividend
Regular cash dividend per share (KRW)				800
Total cash dividends (KRW)				195,112,186,400
Dividend ratio to market value(%)				2.5
3. Status of Directors (as of the date of appointment)
A. Approval of Appointment of Directors

Appointment of Directors

- Two (2) Inside Directors

: Hoon Han, Heon-Moon Lim

- Five (5) Outside Directors

: Jong-Gu Kim, Dae-Geun Park, Chu-Hwan Yim, Pil- Hwa Yoo, Suk-Gwon Chang

Appointment of members of Audit Committee

- Three (3) members of Audit Committee who are outside directors

: Keuk-Je Sung, Jong-Gu Kim, Pil-Hwa Yoo

B. Number of Outside Directors Following Appointment		Total number of directors		11
		Number of outside directors		8
		Percentage of outside directors(%)		72.7
C. Number of Auditors Following Appointment		Standing auditors		—
		Non-standing auditor		—
D. Number of Members of Audit Committee Following Appointment		Number of members of Audit Committee who are outside directors		4
		Number of members of Audit Committee who are non-outside directors		0
4. Details of Other Resolutions

Agenda Item No. 1. Approval of the 32nd Financial Statements

: approved as originally proposed

Agenda Item No. 2. Election of Directors

(Total of seven(7) directors: Two(2) Inside Directors, Five(5) Outside Directors)

: approved as originally proposed

Agenda Item No. 3. Election of member of Audit Committee

(Total of Three(3) members of Audit Committee)

: approved as originally proposed

Agenda Item No. 4. Approval of Limit on Remuneration of Directors

: approved as originally proposed

5. Date of Annual General Meeting of Shareholders				March 21, 2014
6. Reference				AGM Notice on February 21, 2014

Details Relating to Elected Inside Directors

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality

Hoon Han	March 23, 1958	1 year	Newly elected

2012 – 2014

Chairman of the board, SPACEN

2012

Business Advisor, Seoul Techno Holdings, Inc

2011

Business Advisor, KT Networks

2009 – 2011

President, KT Networks

2009

Head of Home Customer Strategy BU, KT Home Business Group

2006 – 2009

Head of KT Strategy & Planning Office

2003 – 2006

Head of KTF Strategic Planning Group

					Head of Corporate Planning Group, KT (Senior Executive Vice President)	Ph.D., Economic Engineering Systems, Stanford University	Korea

Heon- Moon Lim	November 15, 1960	1 year	Newly elected

2013 – 2014

Professor, Department of Economics and Management, Chungnam National University

2012 – 2013

Chief operating officer of KT Telecom & Convergence Group

2012

Chief operating officer of Home Customer Strategy BU, KT Home Business Group

2010 – 2012

Head of Home Customer Strategy BU, KT Home Business Group

2010

Head of Home Integrated Marketing Communication BU, KT Home Business Group

					Head of Customer Business Group, KT (Senior Executive Vice President)	Ph.D., Business Administration, Seoul National University	Korea

Details Relating to Elected Outside Directors

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality

Jong-Gu Kim	July 7, 1941	3 years	Newly elected	1997 – 1998 The 46th Minister of Ministry of Justice 1995 – 1997 Director of the Seoul High Prosecutors’ Office 1994 – 1995 The 35th Vice-Minister of Ministry of Justice	Corporation lawyer of New Dimension Law Group	Ph.D. in Law, College of Law, Dongguk University	Korea

Dae-Geun Park	March 15, 1958	3 years	Newly elected

2014 – Present

Co-Team Leader, Financial Services Bureau TF, Financial Services Commission

2013 – Present Chairman, Financial Development Council, Financial Services Commission

2012 – Present Consultant Committee of Fund Management, Korea Securities Depository

2009 – 2013

Committee Member, Korea Finance Corporations

					Professor of the College of Economics and Finance, Hanyang University	Ph.D., Economics, Harvard University	Korea

Chu-Hwan Yim	Feb 9, 1949	2 years	Newly elected	2013 – Present Member of Presidential Advisory Council on Science & Technology 2013 – Present Chairman of ITU Plenipotentiary 2014 2007 –2010 President of KLabs	Guest Professor of Department of Electronics and Information Engineering, Korea University	Ph.D., Communication engineering, Braunschweig University, Germany	Korea

Pil-Hwa Yoo	January 13, 1954	1 year	Newly elected

2012 – 2013

Standing Director, The Korean-Japanese Economics & Management Association

2005 – 2006

Vice-Chairman, Korean Academic Society of Business Administration

1987 – Present Professor, Sung Kyun Kwan School of Business

					Dean of Sung Kyun Kwan Graduate School of Business, Sung Kyun Kwan University	Ph.D., Business Administration, Harvard University	Korea

Suk-Gwon Chang	February 21, 1956	1 year	Newly elected

2014 – Present President, The Korean Operations Research and Management Science Society (KORMS)

2011 – Present

Director, Korea Internet & Security Agency (KISA)

2010 – Present

Advisory Committee Member, Communications Technology Advisory Group, Korea Communications Commission

2010 – 2011

Chairman, Korea Association for Telecommunications Policies

					Professor of School of Business Hanyang University	Ph.D., Management Science, Korea Advanced Institute of Science and Technology (KAIST)	Korea

Details Relating to Elected Audit Committee Members

Name	Date of Birth	Term	Whether Newly Elected	Whether Outside Director	Prior Work Experience	Current Position	Education	Nationality

Keuk-Je Sung	June 4, 1953	1 year	Newly Elected	Outside Director

1995 – Present Professor, Graduate School of International Studies, Kyung Hee University

2001 – Present Secretary General, Chairman of Board of Directors, ASEM-DUO Fellowship Program

2005 – 2006

Chairman, Korean Association of Negotiation Studies

2004 – 2010

Dean, Graduate School of International Studies, Kyung Hee University

2000

Senior Representative to WTO negotiations

1991 – 1994

Representative to Uruguay Round negotiations

1990 – 1991

Representative to Uruguay Round negotiations, Telecommunications negotiations

1987 – 1991

Representative of Korea to US-Korea Telecommunications Round Table

1985 – 1991

Research Analyst, Korea Information Society Development Institute

						Professor, Graduate School of International Studies, Kyung Hee University	Ph.D., Economics, Northwestern University	Korea

Jong-Gu Kim	July 7, 1941	3 years	Newly elected	Outside Director	1997 – 1998 The 46th Minister of Ministry of Justice 1995 – 1997 Director of the Seoul High Prosecutors’ Office 1994 – 1995 The 35th Vice-Minister of Ministry of Justice	Corporation lawyer of New Dimension Law Group	Ph.D. in Law, College of Law, Dongguk University	Korea

Pil-Hwa Yoo	January 13, 1954	1 year	Newly elected	Outside Director

2012 – 2013

Standing Director, The Korean-Japanese Economics & Management Association

2005 – 2006

Vice-Chairman, Korean Academic Society of Business Administration

1987 – Present Professor, Sung Kyun Kwan School of Business

						Dean of Sung Kyun Kwan Graduate School of Business, Sung Kyun Kwan University	Ph.D., Business Administration, Harvard University	Korea